TRANSMISSÃO
PAULISTA

RECEIVED
2004 JUN -3 A 9:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Data São Paulo, May 21, 2004 ***Ref./CT/F/01882/2004***

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

PROCESSED
JUN 14 2004
THOMSON
FINANCIAL

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

04030575

Gentleman/Madam:

We are enclosing, a copy of the abstract of the Minutes of Meeting of the Board of Directors of Companhia de Transmissão de Energia Elétrica held on May 10, 2004, regarding the approval of credit of Remuneratory Interest on Own Capital, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

dlw 6/10

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO PAULISTA

COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ 02.998.611/0001-04

NIRE No. 35300170571

ABSTRACT OF THE MINUTES OF THE 108th MEETING OF THE BOARD OF DIRECTORS

On May 10, 2004, at 11:00 a.m., duly called by the Chairman of the Board of Directors, according to article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista. Opening the meeting, the Chairman of the Board of Directors, Mr. Mauro Guilherme Jardim Arce, justified the absence of the Councilmembers Luiz Tacca Júnior and Norberto de Franco Medeiros ..... Following, the Chairman of the Board of Directors left the meeting, asking the Vice-chairman, Councilmember Ruy Martins Altenfelder Silva, to continue with the meeting. Following, the acting Chairman of the Board of Directors passed on to **item II** of the agenda, **"Credit of remuneratory interest on own capital"**, asking the Chief Financial Officer and Investors Relation Director, Mr. Cláudio Cintrão Forghieri, to submit the matter, what was made based on the Resolution of the Executive Committee No. 1042/02/224, of 04/28/2004, on the proposal to the Board of Directors and on the transparent sheets shown, that make part of the documents of the meeting. The matter was submitted to discussion and following to voting, resulting unanimously **approved** the credit to the shareholders, on 05/31/2004, of remuneratory interest on own capital, in the amount of R$27,177,000.00, according to Law 9.249/95 and article 31, paragraph 3 of the Bylaws, whose date of the effective payment shall be opportunely defined by the Board of Directors.

....

These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Antonio Carlos Rizeque Malufe, Alexandre Ribeiro Motta, Carlos Pedro Jens, Claudia Maria

TRANSMISSÃO PAULISTA

Costin, Fernando Carvalho Braga, Fernando José Tenório Acosta, Fernando Maida Dall'Acqua, Luiz de Freitas Bueno, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira and Sílvio Aleixo.

São Paulo, May 10, 2004

Ruy Martins Altenfelder Silva Chairman of the Board of Directors	Ligia Ourives da Cruz Ferreira Executive Secretary of the Board of Directors